UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*
(Rule 13d-102)

(Amendment No. 1)*

ParkerVision, Inc.
(Name of Issuer)

Common stock, $0.01 par value
(Title of Class of Securities)

701354102
(CUSIP Number)

September 20, 2012
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 11 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 701354102	13G/A	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS DEL MAR MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 5,912,471
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 5,912,471
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,912,471
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 701354102	13G/A	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS DEL MAR ASSET MANAGEMENT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 5,912,471
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 5,912,471
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,912,471
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 701354102	13G/A	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS DEL MAR MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 5,912,471
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 5,912,471
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,912,471
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 701354102	13G/A	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS DAVID FREELOVE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 921,688
	6	SHARED VOTING POWER 5,912,471
	7	SOLE DISPOSITIVE POWER 921,688
	8	SHARED DISPOSITIVE POWER 5,912,471
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,834,159
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 701354102	13G/A	Page 6 of 11 Pages

Item 1 (a).	NAME OF ISSUER.

The name of the issuer is ParkerVision, Inc. (the “Company”).

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The Company’s principal executive offices are located at 7915 Baymeadow Way, Jacksonville, Florida 32256.

Item 2 (a).	NAME OF PERSON FILING:

This statement is filed by:

	(i)	Del Mar Master Fund, Ltd., a Cayman Islands exempted company (the "Master Fund"), with respect to shares of Common Stock (as defined in Item 2(d) below) directly held by it;

(ii)
Del Mar Asset Management, LP, a Delaware limited partnership ("DMAM"), which serves as the investment manager of the Master Fund, with respect to the shares of Common Stock directly held by the Master Fund;

	(iii)	Del Mar Management, LLC, a Delaware limited liability company (the "GP"), which serves as the general partner of DMAM, with respect to the shares of Common Stock directly held by the Master Fund; and

(iv)
Mr. David Freelove ("Mr. Freelove"), who serves as the managing member of the GP and the manager of a certain trading account (the "Account"), with respect to the shares of Common Stock directly held by himself, the Master Fund and the Account.

The Master Fund, DMAM, the GP and Mr. Freelove are hereinafter sometimes collectively referred to as the "Reporting Persons."  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Sections 13 of the Securities Exchange Act of 1934, the beneficial owner of the shares of Common Stock reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is 711 Fifth Avenue, New York, NY 10022.

Item 2(c).	CITIZENSHIP:

Each of the GP and DMAM is organized under the laws of the State of Delaware. The Master Fund is an exempted company organized under the laws of the Cayman Islands. Mr. Freelove is a citizen of the United States of America.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common stock, $0.01 par value (the "Common Stock").

CUSIP No. 701354102	13G/A	Page 7 of 11 Pages

Item 2(e).	CUSIP NUMBER:

701354102

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☐	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with 13d-1(b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box: ☒

Item 4.	OWNERSHIP.

A.	Del Mar Master Fund, Ltd.
	(a)	Amount beneficially owned: 5,912,471
(b)
Percent of class: 7.1%.  The percentages used herein and in the rest of this Schedule 13G are calculated based upon the 82,812,796 shares of Common Stock reported by the Company in the Prospectus (as defined below) to be issued and outstanding upon competition of the offering made pursuant to the Company’s Prospectus filed pursuant to Rule 424(b)(5) on September 14, 2012 (the “Prospectus”).  According to the Current Report on Form 8-K filed by the Company on September 19, 2012, the offering was consummated on September 19, 2012.

	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 5,912,471
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition of: 5,912,471

CUSIP No. 701354102	13G/A	Page 8 of 11 Pages

B.	Del Mar Asset Management, LP
	(a)	Amount beneficially owned: 5,912,471
	(b)	Percent of class: 7.1%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 5,912,471
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 5,912,471

C.	Del Mar Management, LLC
	(a)	Amount beneficially owned: 5,912,471
	(b)	Percent of class: 7.1%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 5,912,471
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 5,912,471

D.	Mr. David Freelove
	(a)	Amount beneficially owned: 6,834,159
	(b)	Percent of class: 8.3%
	(c)	(i)	Sole power to vote or direct the vote: 921,688
		(ii)	Shared power to vote or direct the vote: 5,912,471
		(iii)	Sole power to dispose or direct the disposition: 921,688
		(iv)	Shared power to dispose or direct the disposition: 5,912,471

In addition to the shares of Common Stock reported herein, as of the date hereof, certain DMAM employees responsible for managing the holdings reported herein separately own an aggregate of 46,000 shares of Common Stock, representing less than 0.1% of the outstanding shares of Common Stock.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Item 2 and Exhibit 1.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

CUSIP No. 701354102	13G/A	Page 9 of 11 Pages

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 701354102	13G/A	Page 10 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  September 24, 2012

/s/ David Freelove
David Freelove

(a) individually; (b) as managing member of Del Mar Management, LLC, for itself and as the general partner of Del Mar Asset Management, LP, for itself and as the investment manager of Del Mar Master Fund, Ltd.

CUSIP No. 701354102	13G/A	Page 11 of 11 Pages

EXHIBIT 1

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED:  September 24, 2012

/s/ David Freelove
David Freelove

(a) individually; (b) as managing member of Del Mar Management, LLC, for itself and as the  general partner of Del Mar Asset Management, LP, for itself and as the investment manager of Del Mar Master Fund, Ltd.